Exhibit n

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have issued our report dated May 29, 2026, with respect to the financial statements and financial highlights of Harrison Street Infrastructure Income Fund (formerly, Versus Capital Infrastructure Income Fund) for the year ended March 31, 2026, which are incorporated by reference in the Prospectus and Statement of Additional Information contained in this Registration Statement. We consent to the incorporation by reference of the aforementioned report in the Prospectus and Statement of Additional Information contained in this Registration Statement, and to the use of our name as it appears under the captions “Financial Highlights”, “Independent Registered Public Accounting Firm” and “Financial Statements”.

/s/ GRANT THORNTON LLP

Philadelphia, Pennsylvania

July 29, 2026